ARIDIS PHARMACEUTICALS, INC.

983 University Avenue, Bldg. B

Los Gatos, California 95032

February 12, 2021

VIA EDGAR

United States Securities and Exchange Commission

100 F. Street, NE

Washington, DC 20549

Attention:	Rolf Sundwall
Kevin Vaughn

Re:	Aridis Pharmaceuticals, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2019
Filed April 8, 2020
File No. 001-38630

Dear Ladies and Gentlemen:

This letter sets forth responses on behalf of Aridis Pharmaceuticals, Inc., a Delaware corporation (the “Company”), to the comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in your letter dated October 15, 2020 (“Comment Letter”) and further elaborated during our call on February 4, 2021 regarding the Company’s Form 10-K for the Fiscal Year Ended December 31, 2019 (the “Form 10-K”).

For the convenience of the Staff, the comment from the Comment Letter corresponds to the numbered paragraphs in this letter and is restated prior to the response to such comment.

Form 10-K for the Fiscal Year Ended December 31, 2019

Notes to Consolidated Financial Statements

6. Collaboration, Development and License Agreements

Cystic Fibrosis Foundation Development Agreement, page F-26

1. In your response to our prior comment one from our August 20, 2020 letter, you state that the total grant award of $7.5 million is not the transaction price as of June 30, 2020 due to the transaction price being subject to the variable consideration constraint at each reporting date. You also state that the percentage of completion is multiplied by the total value of the grant award (i.e. approximately $7.5 million), which results in the maximum revenue from the grant that can be recognized through the end of the reporting period. At June 30, 2020, the work related only to the unconstrained milestones was 100% complete. The transaction price at that date was equal to the unconstrained milestone payments, which is the amount of cumulative revenue recorded as of that date, in this case $3.7 million. Please tell us how you considered the guidance of ASC 606-10-32-42 & 43 when concluding that it is appropriate to recognize 100% of the transaction price when satisfaction of the performance obligation is only partially complete.

RESPONSE

Re-evaluated Accounting for Cystic Fibrosis Foundation Development Agreement:

After receiving comment letters from the SEC in connection with its review of the Company’s Form 10-K for the fiscal year ended December 31, 2019, the Company conducted a review of its accounting for the Cystic Fibrosis Foundation (“CFF’) Development Agreement (the “CFF Agreement’) and determined that it did not appropriately assess how ASC 606 applies to the CFF Agreement as of the adoption date of January 1, 2019 (the “Adoption Date”) and thereafter through June 30, 2020.  The Company re-evaluated the application of ASC 606 to the CFF Agreement in response to the Staff’s comment above in the letter to the SEC dated December 4, 2020. This letter hereby amends the Company’s response to the letter dated December 4, 2020.

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Scoping Considerations

The Company first evaluated whether the CFF Agreement is in scope of ASC 606 or other accounting literature. In particular, we also considered the scoping provisions of ASC 730-20, Research and Development Arrangements (“ASC 730-20”), ASC 470-10-25-1 & 2 Sales of Future Revenues or Various Other Measures of Income (“ASC 470-10-25-1&2”), ASC 958-605, Not-for-Profit Entities — Revenue Recognition (“ASC 958-605”), accounting for government grants, and ASC 808 Collaborative Arrangements (“ASC 808”).

As the Company is receiving cash to perform research and development activities and CFF is entitled to potential payback if the Company is successful in completing the development and initiating commercialization of an inhalable, broad spectrum therapy to improve lung function in cystic fibrosis patients based on the potent anti-infective property of gallium citrate (“Development Project”), the Company first considered whether funds received from CFF represent a liability in scope of either ASC 470-10-25-1&2 or ASC 730-20. However, there was at the inception of the CFF Agreement (and currently remains) substantial uncertainty about the success of the Development Project. The Company is not obligated to repay CFF regardless of the outcome of the research and development. Therefore, the Company concluded accounting for the funding as a liability is not appropriate.

Under ASC 958-605, non-exchange transactions are accounted for as contributions. Exchange transactions are when both parties receive commensurate value in the transaction. As the Company is receiving cash to provide research and development activities and CFF is entitled to receive detailed data regarding the progress and the results of such activities and also a potential payback that could significantly exceed the amount of the funding if the Company is successful, we concluded each party is receiving commensurate value in the transaction. Therefore, the Company believes the CFF Agreement is an exchange transaction and is not within the scope of ASC 958-605. For the same reason, and because CFF is not a governmental body, we concluded the CFF Agreement is not akin to a government grant.

ASC 808 applies to arrangements in which both parties are active participants in an activity and are exposed in significant risks and rewards dependent on commercial success. Both the Company and CFF are exposed to significant risks and rewards of the Development Project through their funding of the project and potential future return. The Company is also an active participant in that it undertakes substantially all of the research and development and also anticipates engaging in commercialization activities should it achieve success in development. However, CFF does not direct or carry out research and development activities and will not participate in potential future commercialization activities. Although it could acquire a license in the underlying intellectual property under certain circumstances in the future, currently it does not have such license or other rights. While CFF provides contributions and feedback into development through involvement in quarterly meetings of the Program Advisory Group (“PAG”), we concluded this in and of itself does not rise to the level of active participation. Accordingly, we concluded the CFF Agreement is not a collaboration in scope of ASC 808.

ASC 730-20-25-8 stipulates that to the extent the financial risk associated with the research and development has been transferred to the funding party because repayment of the funds depends solely on the results of research and development having future economic benefit, the entity should account for the obligation as a contract to perform research and development for others.

We then evaluated the CFF Agreement under ASC 606. Per ASC 606-10-15-3, an entity shall apply the guidance in Topic 606 to a contract (other than a contract of the kind listed in paragraph 606-10-15-2) only if the counterparty to the contract is a customer. A customer is a party that has contracted with an entity to obtain goods or services that are an output of the entity’s ordinary activities in exchange for consideration.

The Financial Accounting Standards Board (FASB) chose not to define ordinary activities. Rather, it stated in the basis for conclusions to ASC 606 that the definition of ordinary activities is derived from the definition of revenue. ASC 606’s definition of revenue is based on the FASB Concepts Statement No. 6 (CON 6) definition, which refers to an entity’s “ongoing major or central operations”. CON 6 notes that the concept of ongoing major or central operations is based on how the entity attempts to fulfill its basic function in the economy of producing and distributing goods or services at prices that enable it to pay for the goods and services it uses and to provide a return to its owners.

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While the Company’s ultimate goal is to develop and commercialize its own proprietary drug, the Company will perform research and development activities under various funding arrangements to help fund a portion of its research and development expenses. For example, in its Annual Report on Form 10-K as of December 31, 2019, filed with the SEC on April 8, 2020, the Company has stated in the “Business — Overview” section:

“…we have been able to augment our own financial resources by obtaining approximately $51 million of non-dilutive awards and grants, including approximately $32 million from the Department of Health and Human Services, or DHHS, the National Institute of Health, or NIH, and the Biomedical Advanced Research and Development Authority, or BARDA, and approximately $12 million from the Department of Defense, PATH/Gates Foundation, the Cystic Fibrosis Foundation and other strategic research and development collaborations.”

Additionally, Management’s Discussion and Analysis also says,

“To date, we have devoted substantially all of our resources to research and development efforts relating to our therapeutic candidates, including conducting clinical trials and developing manufacturing capabilities, in-licensing related intellectual property, protecting our intellectual property and providing general and administrative support for these operations. We have generated revenue from our payments under our collaboration strategic research and development contracts and federal awards and grants, as well as awards and grants from not-for-profit entities and fee for service to third party entities.”

The Company accounted for all of the above awards and grants received in various years as revenues, which is also consistent with the practice of many other early stage life science companies. Thus, the Company considers engaging in research and development activities in exchange for funding from third parties as part of its “ordinary activities” that provide funding to allow it to fulfil its basic function in the economy.

The Company additionally considered that even though CFF does not initially receive rights (a license) to its intellectual property nor ability to either continue or use the results of its research and development for commercial purposes, CFF could be entitled to such rights and ability in the future, as further discussed below. CFF does obtain knowledge about the progress and results of the Company’s research and development activities which enhance its ability to continue its chartered non-profit activities related to treatment of cystic fibrosis, and in addition becomes entitled to a contingent financial return that is akin to that of a party holding licensor rights over intellectual property.

As such, the Company concluded that it is reasonable to account for funding from the CFF Agreement as revenue pursuant to the provisions of ASC 606.

ASC 606 states that the core principle of the new revenue recognition guidance is that an entity shall recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. ASC 606 provides that an entity should perform the following five steps in recognizing revenue:

1.              Identify the contract(s) with a customer (step 1);

2.              Identify the performance obligations in the contract (step 2);

3.              Determine the transaction price (step 3);

4.              Allocate the transaction price to the performance obligations in the contract (step 4); and

5.              Recognize revenue when (or as) the entity satisfies a performance obligation (step 5).

The Company adopted ASC 606 using the modified retrospective method with the cumulative effect of the adoption (which was minimal) recorded as of January 1, 2019. As allowed under ASC 606-10-65-1(f)(4), the Company reflected the aggregate effect of all modifications that occurred before the adoption date for purposes of (1) identifying the satisfied and unsatisfied performance obligations, (2) determining the transaction price, and (3) allocating the transaction price to the satisfied and unsatisfied performance obligations.

The following is the Company’s revised evaluation of the application of the ASC 606 five-steps model to the CFF Agreement as of the adoption date and subsequently.

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Step 1 of the analysis contemplates establishing whether a contract with a customer exists. However, as discussed in ASC 606-10-25-2, a

“contract is an agreement between two or more parties that creates enforceable rights and obligations. Enforceability of the rights and obligations in a contract is a matter of law. Contracts can be written, oral, or implied by an entity’s customary business practices. The practices and processes for establishing contracts with customers vary across legal jurisdictions, industries, and entities. In addition, they may vary within an entity (for example, they may depend on the class of customer or the nature of the promised goods or services). An entity shall consider those practices and processes in determining whether and when an agreement with a customer creates enforceable rights and obligations.”

Thus, the nature of the entity’s promises to the customer may inform judgments regarding the existence of the contract with the customer. In particular, these judgments often depend on whether elements of promised consideration represent payment for optional goods and services or variable consideration. To this effect, Transition Resource Group (TRG) Paper 48, paragraph 19 says,

“The [FASB] staff think sometimes judgement will be needed to distinguish between contracts with an option to purchase additional goods or services and contracts that have variable consideration (in particular, distinguishing between optional purchases and usage-based fees). The staff think the first step (which is a critical step) is to appropriately identify the nature of the promises in the contract as well as the rights and obligations of the parties…”

The CFF Agreement includes several promises where transfer of goods and services is contingent on events outside the control of both the entity and CFF, which are often seen akin to optional goods and services. Accordingly, we start our analysis with the analysis of the promises in the CFF Agreement (step 2 of the ASC 606 model).

STEP 2: Identify the performance obligations in the contract

ASC 606 requires an entity to identify all promised goods and services in a contract that contains multiple promised goods or services. An entity should assess whether such promised goods or services are distinct and represent performance obligations under ASC 606. The Company may, through a practical expedient, disregard goods and services that are deemed immaterial in the context of a contract.

The following summarizes the Company’s analysis of promises in the CFF Agreement as amended as of the adoption date, as allowed under ASC 606-10-65-1(f)(4)(i),and its conclusions regarding whether they are distinct and represent performance obligations under the CFF Agreement. The Company’s rationale underlying these conclusions is below the table summary.

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#	CFF Agreement Provisions	Promised goods or services?	Distinct?	Performance obligation as of the adoption date?
1

Various research and development activities: pre-clinical activities such as identification of “No Observed Adverse Event Level” (“NOAEL”), animal and toxicology studies, and filing of an Investigational New Drug (“IND”) application, and a single ascending dose (“SAD”) Phase 1 clinical trial

		Yes. These activities were committed and satisfied or partially satisfied as of the adoption date	Yes(1). See Note 3 below.	Yes. Performance obligation #1 (“Development Phase 1 SAD”)
2	Multiple ascending dose (“MAD”) Phase 1 clinical trial

No. The MAD clinical trial was contingent upon successful completion of the SAD clinical trial including recommendation to proceed by an independent Data Safety Monitoring Board (DSMB) and approval by PAG

Yes(1) See Note 3 below.

No. This is deemed akin to an option for additional services that does not have a material right. See Note 4 below.

It does not become a performance obligation until the contingency is resolved, at which time it is considered part of a separate contract under ASC 606 (“Development Phase 1 MAD”).

3	Phase 2A clinical trial	No. The Phase 2A clinical trial was contingent upon successful completion of the SAD and MAD clinical trials and in each case recommendation to proceed by DSMB and approval by PAG	Yes(1) See Note 3 below.

No. This is deemed akin to an option for additional services that does not have a material right. See Note 4 below.

It does not become a performance obligation until the contingency is resolved, at which time it is considered part of a separate contract under ASC 606 (“Development Phase 2A”).

4	Written progress reports of the research and development services and participation in the program advisory group through completion of Phase 2A clinical trials	Yes	No See Note 2 below.	Combined into items ##1, 2 and 3
5	Written progress reports of the research and development services and participation in PAG after completion of Phase 2A clinical trials	No. See Note 1 below.	N/A	No
6	Undertake commercially reasonable efforts to continue development past Phase 2A clinical trial and until the 1st commercial sale	No. A termination right controlled by the Company without a substantive penalty. See Note 1 below.	N/A.	No.

(1)  In combination with the concurrent portion of item #4 below

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Note 1.

The Company considered whether undertaking commercially reasonable efforts to continue research and development services after Phase 2A and until the 1st commercial sale is a promised good or service in the CFF Agreement. We believe this provision is primarily a protective provision for CFF. This is because upon the 1st commercial sale of any product developed containing gallium citrate or gallium nitrate citrate as an active ingredient intended for treatment of CF (the “developed product”), the Company would have an obligation to pay CFF nine times the amount of the actual funding provided by CFF in five annual payments. However, this provision does not impose an obligation on the Company. This is because the CFF agreement also contemplates that the Company may suspend or cease commercially reasonable efforts to advance the Development Project (“Interruption”), in which case upon notice by CFF, the Company may elect to either grant to CFF an exclusive license to develop, manufacture and commercialize its intellectual property, in exchange for a revenue share, or buy out CFF’s interest for a fee based on a formula. In effect, this means that the Company has the following choices at any point in time, e.g. upon completion of Phase 2A clinical trial or at any subsequent time:

	Choice 1 No risk, lowest return	Choice 2 No risk, lower return	Choice 3 Medium risk, unknown return	Choice 4 High risk, high return
Company decision	Cease development and grant CFF a license	Cease development and license out or sell the IP to a third party	Cease development and buy out CFF	Continue development
Company payment to CFF	None	15% of proceeds, up to nine times the funding provided	The higher of twice the funding provided, or funding plus interest	Nine times the funding provided (over five years)
Company costs after the decision	None	None	Unknown	High (ongoing development, regulatory and commercialization)
Company cash inflows after the decision	Lowest (Revenue share of 20-50% of any proceeds to CFF from third parties)	Lower (depends on the terms of the license)	Unknown	High (100% of revenue)

We believe the above choices controlled by the Company are equivalent to the Company’s termination right without a substantive penalty. Either Choice 1 or Choice 2 have reasonable chances of occurring. This is because Choice 4, which contemplates completion of development through Phase 3 and commercialization activities, inherently requires substantial monetary resources from the Company and still carries a relatively high level of risk. Also, under this choice, if successful with development, the Company will become obligated for a payment to CFF equal to nine times the amount of funding provided (as high as $67 million) with the 1st commercial sale. Thus, the Company will need to have a high degree of confidence about the size of the potential market and its ability to develop and successfully commercialize the product to pursue this choice. Conversely, Choice 1 carries no financial risk to the Company but does entitle it to returns that are lower than in the case of Choice 4, but still would be sufficiently high (a minimum of 20% and a maximum of 50% of any proceeds to CFF from third parties).

Similarly, under Choice 2 the Company may sell or license out the underlying intellectual property to a third party, which will trigger a one-time payment to CFF equal to the lesser of (i) 15% of the proceeds from the sale or license, or (ii) nine times the amount of CFF funding. This would also terminate the “commercially reasonable effort” clause in the CFF Agreement, without transferring it onto the buyer or licensee. This is also a viable choice for the Company; there are many out-licensing transactions in the marketplace where the licensor is not involved in development starting with Phase 2 or Phase 3 clinical trials. As such, if the Company pursues this path, it will likely not involve any further cost, and likely become entitled to a combination of an upfront amount, milestones and royalties.

As Choice 1 represents a no-risk, lowest return option for the Company, it would not be seen as a penalty, but rather the safe go-to option. In other words, the Company will only pursue other choices if they are more commercially advantageous. Choice 2 is also no-risk but the return will likely be higher than under Choice 1, because compared to Choice 1, it effectively eliminates the intermediary (CFF) between the Company and the licensee. As noted above, the Company may elect to go with Choice 4 and continue the development if it feels confident about completion of development and success of commercialization. Thus, the Company’s primary consideration in selecting between Choices 1, 2 and 4 will be to pursue a path of maximum return to its shareholders, as opposed to pursuing commercially reasonable efforts to continue development under the CFF Agreement.

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We additionally considered the following factors:

•                  Under ASC 730-20, Research and Development, the entity accounts for its obligation as a contract to perform research and development for others as the financial risk associated with the research and development is being transferred. The financial risk is transferred to CFF through its funding of the Company’s efforts. Within the framework of performing research and development for others under ASC 730-20, the transfer of financial risk can be seen as the de-facto goods or services transferred to CFF. Past completion of Phase 2A, financial risk is no longer transferred to CFF as there is no additional funding. Therefore, subsequent research and development activities do not render goods or services to CFF.

•                  The development plan in the CFF Agreement does not include any specific plans past Phase 2A. It is up to the Company to determine how and whether to conduct the development. As a potential promise to the customer, post-Phase 2A activities would not meet the criteria in ASC 606-10-25-1(b) for identification of the parties’ rights regarding goods and services to be transferred. This is because the scope of future clinical trials (Phase 2B, Phase 3) or regulatory activities has not been defined. This is in contrast with the existing clinical trials (Phase 1 SAD, MAD and Phase 2A) for which the parties pre-approved the scope at the inception of the CFF Agreement. The extent of cost and effort required to conduct a clinical trial beyond Phase 2A can vary significantly dependent on a variety of currently unknown parameters, including but not limited to the outcome of the Phase 2A, the  number of patients enrolled, the applicable geography for both the conduct of the trials and the regulatory approval activities (the US, the EU, etc.), the “endpoints” (i.e. treatment efficacy targets) against which the drug candidate will be tested, and other parameters. Absent these definitions, we cannot conclude there is mutual understanding between the parties regarding any potential obligations of the Company. This consideration is merely to illustrate that CFF does not look at the Company’s activities after Phase 2A trial completion as a promise of goods and services. As noted above, the Company also has the right to cancel future development activities altogether without a substantive penalty.

•                  A clause to undertake commercially reasonable efforts to develop and/or commercialize is present in every life science license and collaboration agreement and is a protective provision for parties with interest in the underlying intellectual property, that is intended to provide a mechanism to maximize the return to the holder of such rights, that is often similar to the Interruption license the Company could elect to grant to CFF. These provisions are not normally considered to result in performance obligations.

In reaching the above conclusion, we also considered that after completion of Phase 2A, the Company will still participate in the PAG meeting and provide annual progress reports on the project to CFF. PAG’s primary role during this stage will be to serve as the formal communication platform to keep CFF appraised of the progress of the development and whether, in what form and when payback could be expected. By then the Development Program (as defined in the CFF agreement) will have been completed, and all CFF funds disbursed for approved purposes. We do not believe that at that time participation in the PAG will be mandated nor result in any substantive feedback to the Company. The Company’s costs and efforts to prepare and participate in PAG will be minimal, and the Company will have an ability to terminate its involvement in PAG along with the rest of its development, e.g. choosing one of the lower-risk Choices as discussed above.

Note 2.

The Company evaluated whether the research and development activities through completion of Phase 1 SAD study (item 1 in the table above) and the related promises to participate in the PAG (item 4) and provide regular written reports (item 5) during the period these activities occur are distinct from each other pursuant to ASC 606-10-25-19 which states the following:

A good or service that is promised to a customer is distinct if both of the following criteria are met:

a.              The customer can benefit from the good or service either on its own or together with other resources that are readily available to the customer (that is, the good or service is capable of being distinct).

b.              The entity’s promise to transfer the good or service to the customer is separately identifiable from other promises in the contract (that is, the promise to transfer the good or service is distinct within the context of the contract).

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Capable of being distinct

The role of the PAG is to discuss and propose amendments to the development program, including the budget, to determine whether milestones have been achieved, and provide recommendations on other issues raised by either party relating to the research and development services. The reports are required every three months and need to be reasonably detailed and summarize the progress towards achievement of the Development Program goals. A closing report is due shortly after completion of the Development Program.

The Company evaluated whether these promises are each capable of being distinct pursuant to ASC 606-10-25-20 which states the following:

A customer can benefit from a good or service in accordance with paragraph 606-10-25-19(a) if the good or service could be used, consumed, sold for an amount that is greater than scrap value, or otherwise held in a way that generates economic benefits. For some goods or services, a customer may be able to benefit from a good or service on its own. For other goods or services, a customer may be able to benefit from the good or service only in conjunction with other readily available resources. A readily available resource is a good or service that is sold separately (by the entity or another entity) or a resource that the customer has already obtained from the entity (including goods or services that the entity will have already transferred to the customer under the contract) or from other transactions or events.

CFF cannot benefit from the promise to perform research and development activities without the promises to participate in the PAG and provide regular written reports as both the PAG and the reports represent mechanisms through which the Company communicates on the progress of the research and development activities and obtains input and feedback from CFF. The Company’s participation in the PAG and preparation of the reports inherently requires detailed knowledge of the research and development activities which cannot be obtained other than through involvement in such activities. Thus, the PAG meetings and information sharing and the reports are an essential and an inseparable component of the Company’s research and development activities, while such activities are ongoing. Therefore, the research and development activities and the promises to participate in the PAG and provide regular written reports are not capable of being distinct from each other under ASC 606-10-25-19(a).

Distinct within the context of the contract

Similarly, the Company concluded that the research and development activities and the promises to participate in the PAG and provide regular written reports are not distinct from each other in the context of the contract, pursuant to ASC 606-10-25-21 which states the following:

In assessing whether an entity’s promises to transfer goods or services to the customer are separately identifiable in accordance with paragraph 606-10-25-19(b), the objective is to determine whether the nature of the promise, within the context of the contract, is to transfer each of those goods or services individually or, instead, to transfer a combined item or items to which the promised goods or services are inputs. Factors that indicate that two or more promises to transfer goods or services to a customer are not separately identifiable include, but are not limited to, the following:

a.              The entity provides a significant service of integrating goods or services with other goods or services promised in the contract into a bundle of goods or services that represent the combined output or outputs for which the customer has contracted.

b.              One or more of the goods or services significantly modifies or customizes, or are significantly modified or customized by, one or more of the other goods or services promised in the contract.

c.               The goods or services are highly interdependent or highly interrelated. In other words, each of the goods or services is significantly affected by one or more of the other goods or services in the contract. For example, in some cases, two or more goods or services are significantly affected by each other because the entity would not be able to fulfill its promise by transferring each of the goods or services independently.

The research and development activities through completion of the approved Development Program (i.e. the completion of Phase 2A clinical trial) are informed in part by the discussions and other feedback from the PAG and the CFF and from the regular progress reports. The research and development activities form the basis of information for the PAG meetings and for the regular written reports which in turn determine if the milestones are met and provide for amendments to the research and development activities. These activities all happen concurrently. As such, the research and development activities are highly interrelated, and therefore not distinct in the context of the contract, from the promises to participate in the PAG and provide regular reports while such activities are ongoing.

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9

For the same reasons, promises to participate in the PAG and provide regular reports during the development activities of Phase 1 MAD clinical trial (promise 2 in the table above) and during the development activities of Phase 2A clinical trial (promise 3 in the table above) are not distinct from those promises.

Note 3.

We evaluated using the above criteria of distinct whether promises to perform activities of Phase 1 MAD and Phase 2A clinical trials (promises 2 and 3) were distinct from each other and from the promise to perform activities through completion of Phase 1 SAD clinical trial. Promises 2 and 3 obligate the Company to conduct those activities contingent on successful completion of the preceding activities, including a recommendation by the independent Data and Safety Monitoring Board (DSMB) that it is safe to proceed to such additional activities and the approval by the PAG. In other words, successful completion of Promise 1 is required to engage in Promise 2, and successful completion of Promise 2 is required to engage in Promise 3.

ASC 606 does not provide explicit guidance on how to address contingently promised goods and services, where the contingency is outside the control of both parties to the contract. As we understand, many companies consider contingent promises to be akin to optional goods and services. We believe this is a reasonable approach because in many instances, although the exercise of an option is controlled by the customer, it is often predicated by the outcome of events outside the control of both parties to the contract (that may or may not be explicitly stated in the contract). To this end, we noted the guidance in KPMG’s March 2018 publication Revenue for the life science industry, which states, in particular:

Contingent promises

Some contracts include promises that are contingent on the occurrence or nonoccurrence of an event outside both parties’ control.

Many contracts in the life sciences industry include promises to provide a good or service on the occurrence of a contingent event outside the control of both the entity and the customer. For example, a contract may require an entity to provide additional services or to manufacture a product when the customer obtains regulatory approval. We believe that in certain situations entities should consider contingent promises as similar to customer options and evaluate those promises for the presence of a material right. If a material right is not present, the contingent goods or services are accounted for separately — i.e. the initial contract term excludes contingent promises that do not convey a material right.

Indicators that a contingent promise that is outside the control of both the entity and the customer should be accounted for in the same way as a customer option (i.e. either a material right or separate contract) include:

•                                          substantive uncertainty about the contingent event occurring;

•                                          the occurrence of the contingent event requires incremental performance by the entity;

•                                          the resolution of the contingent event requires the entity to transfer additional distinct goods or services; and/or

•                                          the customer would be obligated to make an additional payment for the additional services.

Similar guidance is also included in the July 2020 edition of EY’s Technical Line No. 2017-22 How the new revenue standard affects life science entities.

We believe promises 2 and 3 are akin to optional services because the services are performed only upon the successful completion of the respective preceding promise, which had substantive uncertainty at both the inception of the contract and at the date of our adoption of ASC 606, due to factors outside the Company’s and CFF’s control. The research and development activities included in promises 2 and 3 each require significant incremental performance by the Company. Also, CFF becomes obligated to make additional payments for the additional services. This is because the CFF agreement provides for payment to be made in milestones, which are triggered by various events clearly associated with each of the promises. There are four milestones aggregating to $2.7 million attributable to activities and outcomes underlying promise 1, one milestone of $1.0 million attributable to activities and outcomes underlying promise 2, and four milestones aggregating to $3.8 million attributable to activities and outcomes underlying promise 3.

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In reaching this conclusion that the contingent research and development activities included in promises 2 and 3 are distinct from promise 1, the Company considered the following:

Capable of being distinct

Research and development activities included in each of promises 2 and 3 are capable of being distinct from those in promise 1 pursuant to ASC 606-10-25-20 as a customer can obtain benefit from them in conjunction with other readily available resources, which as defined in ASC 606 include goods and services already transferred to the customer under the contract. Thus, CFF can obtain benefit of the activities in promises 2 and 3 in conjunction with having obtained the benefit of the activities in promise 1 that would be completed prior to the commencement of activities in promises 2 and 3. Similarly, the activities in promise 3 are capable of being distinct from the activities in promise 2.

The activities in promise 1 are capable of being distinct from those in promises 2 and 3 as promises 2 and 3 represent clinical trials and could be acquired separately from other entities. In fact, many clinical trial activities are outsourced to third party organizations. It is also typical in life science license and collaboration arrangements for a licensee to take over responsibilities for the development program beginning with Phase 1, Phase 2 or Phase 3 clinical trials. This is because development at that stage no longer requires proprietary knowledge, know-how and skills of the licensor and its employees, and could be performed, with a minimal knowledge transition effort, by trained PhD-type biomedical or similar experts, who are readily available in the marketplace or employed at third-party companies, e.g. pharmaceutical companies. The Company’s activities underlying each of Phase 1 MAD and Phase 2A clinical trials do not involve proprietary knowledge and could be completely outsourced to or undertaken by such third parties.

Distinct within the context of the contract

Significant service of integrating goods or services with other goods or services

The Company does not provide a service of integrating research and development activities included in each of promises 1, 2 and 3 into a bundle of goods or services that represent a combined output for which CFF has contracted. These activities are performed over separate periods of time, and each promise is not started until the previous promise has been completed or substantially completed. Thus, the research and development activities under promises 1, 2, and 3 build upon each other and are additive, not transformative. An additive relationship between two goods or services is noted as indicative of them being distinct in the context of the contract in the December 2020 edition of KPMG Revenue Recognition Handbook in Section 4.3.40.

We also considered that CFF is a non-profit organization with a goal to improve the daily lives of people with cystic fibrosis. To this end, CFF funds for-profit entities’ research and development advancing treatments of cystic fibrosis and related conditions. CFF does not normally obtain a license to other entities’ intellectual property and is not itself involved in development or commercialization activities. Thus, CFF derives value from its awards as research and development are advanced, and not through sales of the actual drugs and other products. This is illustrated by the fact that, similar to the award made to the Company, many other CFF awards only provide funding during a portion of the development period, often during early to mid-clinical development stage. Many of CFF’s other awards only fund a single clinical trial. Thus, it is customary for CFF to derive value from a single clinical trial effort, and it does not contract for a bundle of goods or services representing a combined output of multiple discreet development activities (e.g. multiple consecutive trials). For CFF, the results of each clinical trial represent an incremental amount of completed data and knowledge that can be used on its own. In addition, each trial funded by CFF also has separate value in that it incrementally increases a potential payback to CFF if development is successful.

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Significant modification or customization

The research and development activities included in promise 2 or promise 3 are not significantly modifying each other or significantly modifying the research and development activities under promise 1. As mentioned above, the research and development services under promises 1, 2, and 3 build upon each other and are performed and completed in consecutive order, but the promises do not modify each other. Thus, for example, promise 1 is completed and its outcome is known and cannot be changed based on how the activities in promise 2 progress. In reaching this conclusion, similar to the discussion in the preceding paragraph, we also considered that CFF frequently funds a single clinical trial; thus, it derives value from the conduct of each individual clinical trial and not from an aggregation of activities and results of all clinical trials taken together. CFF funding stops years before the drug candidate could be expected to be commercialized.

Highly interdependent or highly interrelated

The research and development activities for promises 1, 2, and 3 are not interdependent. While the outcome of the research and development activities for promise 1 may impact the research and development activities for promise 2, the research and development activities for promise 2 do not impact the research and development activities for promise 1.

Research and development activities included in promises 2 and 3 each do not commence until successful completion of the preceding promise (promise 1 and promise 2, respectively). Successful completion means, in particular, both the Company and CFF through PAG have concluded that continuing the development is both feasible and viable. At the commencement of each clinical trial, there is substantive uncertainty about its outcome, with less than 50% of trials in this field that will ultimately be successful. In addition, even successful development may also be affected by advancement of competing programs, such that continuation of development may no longer be viable. Thus, parties enter into contracts such as the CFF Agreement with an understanding of significant chances that the development program may be terminated early. These arrangements are at arms’ length, and thus the funding party who assumes the risk of investment in another entity’s research and development does derive value even if the development is not complete, similar to how it would derive value from investing in its own research and development where success is also not guaranteed. Thus, the entity that undertakes research and development under contract with others is able to fulfil each of its promises by transferring the contracted goods and services independently of each other.

The progress of each of the promises 1, 2 and 3 can also be affected by various factors that could lead to costs and/or time required to vary from the original estimates. For example, the Company’s development timeline, as expected for it to complete promise 2 and initiate promise 3 in 2020, was affected by the COVID-19 pandemic. However, such factors do not change the outcome nor affect how the previously completed promise 1 was executed.

We also note that the Company’s option to cease commercially reasonable efforts (see Note 1 above) can also be exercised prior to completion of Phase 2A clinical trial. That is to say, the Company could unilaterally end the development effort and pursue the no-risk, lower-return option without initiating Phase 1 MAD or Phase 2 clinical trials. While technically such decision could be made at any point in time, practically speaking it would only be made at the completion of a logical step in the advancement of the development effort, such as a clinical trial, as this provides new data about the progress of development and allows to re-evaluate the future options. This further proves why promises 1, 2 and 3 are not interdependent.

We additionally considered that our judgments that promises 1, 2 and 3 are each distinct are consistent with those included in the below Example in KPMG’s March 2018 publication Revenue for the life science industry which we believe provides for a similar fact pattern of a transaction involving multiple discreet development activities that can be outsourced to third parties and that does not involve a transfer of a license to intellectual property nor payment of an upfront amount.

Example — Service contract with contingent promises

ABC Corp. provides contract research services whereby it manages and conducts clinical trials on behalf of its customers. ABC does not license rights to IP or sell commercialized products.

ABC enters into a contract to provide services to Customer related to one of Customer’s development-stage drug candidates. The contract obligates ABC to provide services for Phases 1, 2 and 3 of clinical trials in exchange for monthly fees and various milestone payments during each phase. Each stage of clinical trials requires regulatory approval; if approval is not received for a phase, ABC will not provide the subsequent phase(s) of service.

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Because providing services in Phases 2 and 3 is contingent on an event outside the control of both ABC and Customer (approval), the Phase 2 and 3 services are contingent promises. ABC concludes that the contingent promises are akin to a customer option; this is because there is substantive uncertainty about the contingent event occurring and the contingent event requires additional distinct services and incremental payments.

As a result, the initial contract term only consists of Phase 1 services. Phases 2 and 3 are evaluated for the presence of a material right. If a material right is not present:

•                  all of the payments received in Phase 1 will be accounted for in that phase and not allocated to Phases 2 or 3; and

•                  none of the consideration associated with Phases 2 or 3 will be included in the transaction price for Phase 1.

Finally, we noted that activities within each of the promises 2 and 3 are not distinct from each other, as each of these promises represents conduct of a clinical trial. Because the clinical trials are double blinded, the data and knowledge from the trial are limited to reporting of adverse events of the overall study population until its completion, and the outcome is assessed in aggregate based on statistical data, and not in the context of an outcome applicable to individual patients. Thus, while the progress in the trial is made as each patient is dosed, each dosing on its own would not result in delivery of value. The value is only derived from the aggregation of patients and dosings because these activities are conducted together as part of an approved trial that follows appropriate protocols and generates officially recognized results.

Series

The Company considered whether the distinct research and development activities within each promise (e.g. each day of development) are substantially the same and should be combined into one performance obligation under the series guidance. The series guidance applies only to promised goods or services that are distinct individually. Two or more distinct promised goods or services are combined under this guidance into one performance obligation when the goods or services are substantially the same and the same method would be used to measure progress toward the satisfaction of each distinct performance good or service in the series. Since the daily research and development activities within the promises build upon previous days of research and development, and the nature of the Company’s obligation is a specific scope of defined activities and not an obligation to stand ready to act based on CFF’s instructions, the Company concluded that the series guidance does not apply.

Note 4.

As promises 2 and 3 are akin to optional goods and services, we assessed whether they include material rights for CFF. ASC 606-10-55-42 provides the following:

If, in a contract, an entity grants a customer the option to acquire additional goods or services, that option gives rise to a performance obligation in the contract only if the option provides a material right to the customer that it would not receive without entering into that contract (for example, a discount that is incremental to the range of discounts typically given for those goods or services to that class of customer in that geographical area or market). If the option provides a material right to the customer, the customer in effect pays the entity in advance for future goods or services, and the entity recognizes revenue when those future goods or services are transferred or when the option expires.

CFF funds the Company’s research and development activities at the amounts determined at the contract inception based on the initially estimated costs. The percentage of the estimated costs funded does not decline from the earlier promises to the later ones. Therefore, consistent with judgments in Example 1 of TRG Paper 54 (paragraphs 16-20), the Company concluded that the payments related to the research and development activities under promise 1 did not include an advance for the optional research and development activities under promises 2 and 3. This is because funding of each promise is at a level independent of the level of funding of the preceding promises; in other words, no preferential pricing is provided for funding of the later promise due to the funding of an earlier promise. We understand that the funding is also at a level typical of other entities’ contracts with CFF; thus, it can be seen as being at a price specific to CFF as a class of customer. Therefore, the optional research and development activities under promises 2 and 3 do not include material rights.

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Conclusion.

As of the adoption date, the CFF Agreement includes a single performance obligation, Development Phase 1 SAD. Pursuant to the ASC 606 guidance and its interpretations in practice, e.g. in the KPMG publications, the two contingent promises are deemed to be options without material rights for distinct services, Development Phase 1 MAD and Development Phase 2A. This is because there is substantive uncertainty outside the control of either party about occurrence of the contingent triggering events; the occurrence of these events triggers incremental performance by the Company, which represents distinct goods or services; and the additional services obligate the customer to make additional payments.

We noted that while the industry practices do vary, our conclusions that research and development activities represent multiple distinct goods or services are consistent with the other companies’ conclusions when the facts and circumstances are similar. For example, based on our research, other entities identify multiple distinct goods and services in research and development when (i) there are multiple concurrent projects, e.g. indications for the same compound; (ii) an initial portion of the research activities is not distinct from the initial license granted to the customer, but subsequent development activities are distinct; (iii) the licensee may cancel the development activities without a substantive penalty with a notice; (iv) the customer has purchased a limited initial license and initial-stage research activities, and has an explicit option to acquire a longer-term license and development services, with a material right, and (v) additional services (e.g. an additional clinical trial) are contingent on a request by a regulatory body (e.g. FDA).

In addition, as we understand, when other entities conclude that research and development services in a license and collaboration agreement are a single performance obligation, as opposed to a sequence of distinct services corresponding to each stage of approved development activities, this is sometimes for practical reasons, as the same measure of progress would apply to all components of research and development. As noted in paragraph BC116 of ASU 2014-09, “[t]he Boards noted that Topic 606 would not need to specify the accounting for concurrently delivered distinct goods or services that have the same pattern of transfer. This is because, in those cases, an entity is not precluded from accounting for the goods or services as if they were a single performance obligation, if the outcome is the same as accounting for the goods and services as individual performance obligations.”

In particular, in certain license and collaboration agreements licensors may have an option to opt out of the initially assigned development responsibilities, usually in exchange for a reduction in future milestones and/or conversion of profit-sharing provisions into milestones and royalties. Such opt-out choices are very similar to the choices that will face the Company when it completes its Phase 2A clinical trial.

After identifying the distinct goods and services and performance obligations in the CFF Agreement, we can now make judgments about the existence of the contract.

STEP 1: Identify the contract(s) with a customer

For a contract to exist under ASC 606, the following five criteria per ASC 606-10-25-1 must be met which were evaluated as of the adoption date:

1.              The parties to the contract have approved the contract (in writing, orally, or in accordance with other customary business practices) and are committed to perform their respective obligations.

The CFF Agreement was originally executed on December 30, 2016 and was subsequently amended, which amendment was approved via signatures on November 26, 2018. The CFF Agreement, as amended, obligates the Company to perform Development Phase 1 SAD research and development activities, and obligates CFF to pay for such activities an aggregate of $2.7 million through payment of four milestones (of which three had been paid or became probable prior to the adoption of ASC 606). The CFF Agreement also contingently obligates the Company to perform Development Phase 1 MAD and Development Phase 2A research and development activities in exchange for up to five other development-based milestones which had not been started as of the adoption date and which do not include material rights. Thus, as discussed above these contingent activities do not represent performance obligations and are not considered part of the initial contract with CFF as determined in accordance with ASC 606.

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As such, the Company concluded that the Company and CFF are committed to perform their respective obligations as it relates to the Development Phase 1 SAD research and development activities.

The Development Phase MAD and Development Phase 2A research and development activities, when each is initiated following the resolution of the contingencies and as the parties become committed to perform those activities and discharge their obligations, are each considered a separate contract with CFF in accordance with ASC 606-10-55-43. We concluded the contract for Development Phase MAD activities commenced in July 2019, and for Development Phase 2A, in July 2020.

2.              The entity can identify each party’s rights regarding the goods or services to be transferred.

The CFF Agreement identifies the rights and obligations of the Company and CFF as related to both the initial contract with CFF for Development Phase 1 SAD and the subsequent contracts for Development Phase 1 MAD and Development Phase 2A, each of which includes the relevant research and development activities.

3.              The entity can identify the payment terms for the goods or services to be transferred.

The CFF Agreement specifies the amounts of payments to be made to the Company upon achievement of the development-based milestones. Milestones 1 through 4 represent payments under the initial contract with CFF for Development Phase 1 SAD activities, Milestone 5 is payment for the subsequent contract for Development Phase 1 MAD activities, and Milestones 6 through 9 are payment for the subsequent contract for Development Phase 2A activities.

Milestone #	Milestone	Milestone Amount
1	Payments made prior to Amendment No. 1 Execution Date	$700,000
2	Completion of 4-week GLP inhalational toxicology studies	$500,000
3	Investigational new drug application opened	$500,000
4	Completion of Single Ascending Dose (“SAD”) and considered safe to proceed to Multiple Ascending Dose (“MAD”) (Data Safety Monitoring Board “DSMB” review)	$1,000,000
5	Completion of MAD and considered safe to proceed to Phase 2A (Therapeutics Development Network “TDN” DSMB review)	$1,000,000
6	First Cystic Fibrosis patient, first dose in Phase 2A clinical study	$1,000,000
7	Median Cystic Fibrosis patient, first dose in Phase 2A clinical study	$1,000,000
8	Last Cystic Fibrosis patient, last visit in Phase 2A clinical study	$1,000,000
9	Final integrated clinical and statistical report reviewed and approved by CFF	$765,583
	Total	$7,465,583

4.              The contract has commercial substance (that is, the risk, timing, or amount of the entity’s future cash flows is expected to change as a result of the contract).

Each of the three contracts included in the CFF Agreement has commercial substance as the Company has agreed to perform research and development activities in exchange for consideration, which changes the risk, amount and timing of cash flows for both the Company and CFF.

5.              It is probable that the entity will collect all of the consideration to which it will be entitled in exchange for the goods or services that will be transferred to the customer.

CFF is a well-known and established foundation with a history of funding activities similar to the research and development the Company is performing under the CFF Agreement. Therefore, the collectability criterion is met for all three contracts.

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Based on the above, each of the three contracts with CFF under the CFF Agreement meets all of the five criteria per ASC 606-10-25-1 and, therefore, meets the definition of a contract under ASC 606. The initial contract for Development Phase 1 SAD meets the criteria as of ASC 606 adoption date, January 1, 2019. The subsequent contracts for Development Phase 1 MAD and Development Phase 2A meet the criteria when the related activities are committed to, upon completion of the respective preceding contract including approvals by PAG and DSMB.

The term of the Development Phase 1 SAD contract ends with those activities, which was during the quarter ended June 30, 2019. The term of the Development Phase 1 MAD contract ends with those activities, which was during the quarter ended June 30, 2020. The term of the Development Phase 2A contract ends with those activities, which is currently expected to be in 2022.

STEP 3: Determine the transaction price

Under ASC 606, the transaction price is the amount of consideration an entity expects to be entitled to for providing goods or services to the customer. It is initially estimated at contract inception then updated each reporting period. The transaction price includes the amounts to which the entity has rights under the contract. If the consideration promised in a contract includes a variable amount, ASC 606-10-32-11 must be considered which provides the following:

An entity shall include in the transaction price some or all of an amount of variable consideration estimated in accordance with paragraph 606-10-32-8 only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is subsequently resolved.

ASC 606-10-32-12 further provides the following:

In assessing whether it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur once the uncertainty related to the variable consideration is subsequently resolved, an entity shall consider both the likelihood and the magnitude of the revenue reversal. Factors that could increase the likelihood or the magnitude of a revenue reversal include, but are not limited to, any of the following:

a.              The amount of consideration is highly susceptible to factors outside the entity’s influence. Those factors may include volatility in a market, the judgment or actions of third parties, weather conditions, and a high risk of obsolescence of the promised good or service.

b.              The uncertainty about the amount of consideration is not expected to be resolved for a long period of time.

c.               The entity’s experience (or other evidence) with similar types of contracts is limited, or that experience (or other evidence) has limited predictive value.

d.              The entity has a practice of either offering a broad range of price concessions or changing the payment terms and conditions of similar contracts in similar circumstances.

e.               The contract has a large number and broad range of possible consideration amounts.

The Company elected practical expedient ASC 606-10-65-1(f)4ii for purposes of determining the transaction price at the adoption date and reflected the consideration from the aggregate of all modifications prior to the adoption date.

Consideration for the Development Phase 1 SAD contract included Milestones 1 through 3 which had been achieved, and the corresponding amounts ($1.7 million) paid or probable, prior to the adoption of ASC 606 on January 1, 2019. Milestone 4 ($1.0 million) became probable during the quarter ended March 31, 2019 and the amount paid in July 2019. Prior to March 31, 2019, the amount of Milestone 4 could not be included in the transaction price as it was contingent on successful completion of Phase 1 SAD clinical trial including approvals by PAG and DSMB, and it was not probable that significant reversal of cumulative revenue recognized would not occur if this milestone were included in the transaction price.

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Consideration for the Development Phase 1 MAD contract included Milestone 5 ($1.0 million) which became probable of achievement and was achieved during the quarter ended June 30, 2020. Prior to June 30, 2020, the amount of Milestone 5 could not be included in the transaction price for this contract as it was contingent on successful completion of Phase 1 MAD clinical trial including approvals by PAG and DSMB, and it was not probable that significant reversal of cumulative revenue recognized would not occur if this milestone were included in the transaction price.

Consideration for the Development Phase 2A contract includes Milestone 6 through 9 (an aggregate of $3.8 million). The first of the milestones is due upon first dosing of the first patient in the Phase 2A trial. While initiation of a clinical trial following the successful completion of the preceding trial is often likely, as there are no significant uncertainties related to the success of the development, the COVID-19 pandemic affected the conduct of many clinical trials in the industry, as it became difficult for both physicians and individuals to visit the trial sites. Milestones 6 through 9 are not contingent on the success of the Phase 2A clinical trial, but this trial will also be the first time that the compound will be administered to patients with cystic fibrosis, and thus it is possible that previously unobserved adverse events could occur. In addition, as disclosed in its Quarterly Report on Form 10-Q as of September 30, 2020, the Company had recurring losses from operations since inception and negative cash flows from operating activities during the nine months ended September 30, 2020. The Company had cash and cash equivalents of $11.8 million and $6.2 million as of June 30 and September 30, 2020, respectively, and there was substantial doubt about the Company’s ability to continue as a going concern for one year after the date September 30, 2020 condensed consolidated financial statements were issued on November 23, 2020.

Therefore, we concluded that during the nine months ended September 30, 2020, none of the Milestones 6-9 could be included in the transaction price for the Development Phase 2A contract, as it was not probable that significant reversal of cumulative revenue recognized would not occur if these milestones were included. We will continue our evaluation of whether Milestones 6 through 9 can be included in the Development Phase 2A contract transaction price at each reporting date, as required by ASC 606-10-32-14.

The following is a recap of the transaction price for each contract with CFF at various reporting dates (in $’millions):

Reporting date	Development Phase 1 SAD contract	Development Phase 1 MAD contract	Development Phase 2A contract
January 1, 2019 (ASC 606 adoption date)	$1.7	N/A (not yet started)	N/A (not yet started)
March 31, 2019	$2.7	N/A (not yet started)	N/A (not yet started)
June 30, 2019 through March 31, 2020	$2.7 (completed)	$0.0 (constrained)	N/A (not yet started)
June 30, 2020	$2.7 (completed)	$1.0 (completed)	N/A (not yet started)
September 30, 2020	$2.7 (completed)	$1.0 (completed)	$0.0 (constrained)

STEP 4: Allocate the transaction price to the performance obligations in the contract

ASC 606 requires an entity to allocate the transaction price to each performance obligation in an amount that depicts the amount of consideration to which the entity expects to be entitled to transferring the promised goods or services to the customer. An entity accomplishes this objective by allocating the transaction price to each performance obligation generally on a relative stand-alone selling price basis.

Each of the three contracts with CFF as identified in accordance with ASC 606 has only one performance obligation which is not a series. As such, no allocation is required.

STEP 5: Recognize revenue when (or as) the entity satisfies a performance obligation

Under ASC 606, contracts are subject to a point in time or over time analysis for revenue recognition as or when control transfers to the customer. “Control” refers to the customer’s ability to direct the use of, and obtain substantially all of the remaining benefits from, an asset and is assessed from the perspective of the customer (i.e. when the customer obtains control of that good or service vs. when the seller surrenders control of the goods).

To determine if a performance obligation is satisfied over time, an entity should evaluate whether it transfers control of the good or service over time by assessing against the three criteria listed in ASC 606-10-25-27. If any of the criteria in ASC 606-10-25-27 are met, then revenue is recognized over time. Otherwise, revenue is recognized at a point in time.

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The criteria in ASC 606-10-25-27 are as follows:

(a)         The customer simultaneously receives and consumes the benefits provided by the entity’s performance as the entity performs (see ASC 606-10-55-5 through 55-6).

(b)         The entity’s performance creates or enhances an asset (for example, work in process) that the customer controls as the asset is created or enhanced (see ASC 606-10-55-7).

(c)          The entity’s performance does not create an asset with an alternative use to the entity (see ASC 606-10-25-28), and the entity has an enforceable right to payment for performance completed to date (see ASC 606-10-25-29).

ASC 606-10-55-5 and ASC 606-10-55-6 provides the following additional guidance with respect to ASC 606-10-25-27(a) above:

55-5 For some types of performance obligations, the assessment of whether a customer receives the benefits of an entity’s performance as the entity performs and simultaneously consumes those benefits as they are received will be straightforward. Examples include routine or recurring services (such as a cleaning service) in which the receipt and simultaneous consumption by the customer of the benefits of the entity’s performance can be readily identified.

55-6 For other types of performance obligations, an entity may not be able to readily identify whether a customer simultaneously receives and consumes the benefits from the entity’s performance as the entity performs. In those circumstances, a performance obligation is satisfied over time if an entity determines that another entity would not need to substantially reperform the work that the entity has completed to date if that other entity were to fulfill the remaining performance obligation to the customer. In determining whether another entity would not need to substantially reperform the work the entity has completed to date, an entity should make both of the following assumptions:

a.              Disregard potential contractual restrictions or practical limitations that otherwise would prevent the entity from transferring the remaining performance obligation to another entity

b.              Presume that another entity fulfilling the remainder of the performance obligation would not have the benefit of any asset that is presently controlled by the entity and that would remain controlled by the entity if the performance obligation were to transfer to another entity.

The following analysis applies to all three distinct goods and services in the CFF Agreement. CFF absorbs data and knowledge arising from the development throughout the period of the research and development activities, through PAG and written reports. Additionally, as discussed above, the design and execution of clinical trial research and development activities are not so specialized such that other providers could not perform them. Other parties could fulfill the remaining research and development services without substantial reperformance of the services completed to date. As such, the Company’s obligations related to research and development activities are satisfied over time.

ASC 606-10-55-16 through 55-21 provides two appropriate methods of measuring progress which include output methods and input methods. It further requires that an entity shall apply a single method of measuring progress for each performance obligation satisfied over time, and the entity shall apply that method consistently to similar performance obligations and in similar circumstances. At the end of each reporting period, an entity shall re-measure its progress toward complete satisfaction of a performance obligation satisfied over time.

As there are significant internal and external costs associated with each of the distinct goods and services, we concluded the input method using total costs incurred is the most appropriate method to recognize revenue. This is because the research and development activities are advanced with both efforts by the Company’s own employees as well as the use of the outside resources.

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SUMMARY: How various milestones are recognized

Based on the above analysis, we concluded it is appropriate to recognize revenue from milestones under the three contracts with CFF identified in accordance with ASC 606 in the following manner (amounts in $ thousands):

			Revenue recognition
ASC 606 contract	Milestone	Amount	Prior to 2019	Q1 2019	Q2 2019	Q3 2019 to Q1 2020	Q2 2020	Q3 2020
Development Phase 1 SAD	1-3	$1,700	$1,344	$198	$158	$—	$—	$—
	4	$1,000	$—	$908	$92	$—	$—	$—
Development Phase 1 MAD	5	$1,000	$—	$—	$—	$—	$1,000	$—
Development Phase 2A	6-9	$3,766	$—	$—	$—	$—	$—	$—
Total revenue		$7,466	$1,344	$1,106	$250	$—	$1,000	$—
Actual revenue recognized			$1,678	$1,022	$—	$—	$1,000	$—
Difference			$334	$(84)	$(250)	$—	$—	$—

Materiality Assessment

Given that the Company did not appropriately assess how ASC 606 should be applied to the CFF Agreement as of the adoption date of January 1, 2019 and thereafter, the Company considered SEC’s Staff Accounting Bulletin 99, Materiality (“SAB 99”) and SEC’s Staff Accounting Bulletin 108, Quantifying Financial Statement Errors (“SAB 108”), in its evaluation of the correction of an error in its financial statements.

The Company looked to SAB 99 which provides multiple considerations to assist with the qualitative assessment. The first step for the Company’s quantitative assessment is to establish an appropriate benchmark to determine its materiality for the financial statements as a whole. As a result, because the Company’s management, investors and analysts are focused primarily on clinical trial data/results, current cash balance and cash burn rate, the Company believes that GAAP total assets, total liabilities, accumulated deficit and net loss would be an appropriate benchmark to develop materiality for its financial statements.

The Company noted from the above that the impact of the correction of the error identified to total assets, total liabilities, accumulated deficit and net loss in the Company’s filed financial statements was not greater than 5% for all reporting periods, with the exception of the change to deferred revenue as a percentage of total liability as of the adoption date and as of March 31, 2019, which slightly exceeded 5%.

Another important observation made by the Company is that by June 30, 2019, the impact of the correction of the error had fully resolved itself through the Company’s balance sheet, meaning that as of June 30, 2019 and thereafter, there was no adjustment required to deferred revenue or accumulated deficit.

In addition, the Company looked to SAB 99 which provides multiple considerations to assist with the qualitative assessment.

Based on the “quantitative” and “qualitative” considerations provided by SAB 99, the Company concluded that the magnitude of the correction of the error noted in its financial statement for the periods starting January 1, 2019 through June 30, 2019, are such that it is not probable that the judgment of a reasonable investor relying upon the financial statements would have been changed or influenced by the correction of the error in any of the appliable reporting periods. Additionally, management believes that the correction of these errors would not have been viewed by a reasonable investor as having significantly altered the “total mix” of information made available. Therefore, in accordance with SAB 99, the Company concluded that the impact of inappropriately applying ASC 606 to the CFF Agreement was not material and that a restatement of the Company’s financial statements for all reporting periods starting January 1, 2019 through June 30, 2019 as filed in its Form 10-Qs and Form 10-K is not required.

The Company will amend its disclosures regarding the CFF Agreement to align with the above analysis in its Annual Report on Form 10-K as of December 31, 2020, expected to be filed with the Securities and Exchange Commission in March 2021. The Company will also evaluate the effect of the above matters on the effectiveness of its internal control over financial reporting and its disclosure controls at the applicable dates.

* * * *

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Should you have any further questions or comments, please do not hesitate to contact me at (650) 279-5388.

Sincerely,

Aridis Pharmaceuticals, Inc.

/s/ Michael A. Nazak
Michael A. Nazak
Chief Financial Officer

cc:	Dr. Vu Truong, CEO
Aridis Pharmaceuticals, Inc.

Jeffrey Fessler, Esq.
Sheppard, Mullin, Richter & Hampton LLP

Brenda Verduzco, Assurance Services Shareholder
Mayer Hoffman McCann P.C.

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